Exhibit 99.(d)(vi)

FORM OF

Addendum to Management Agreement between
Lord Abbett Global Fund, Inc.
and Lord, Abbett & Co. LLC
Dated: August 1, 2018

Lord, Abbett & Co. LLC and Lord Abbett Global Fund, Inc., on behalf of its series, Lord Abbett Global Bond Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the management agreement dated August 29, 1988 (the “Agreement”), shall be as follows:

0.43% on the first $3 billion of average daily net assets; and

0.40% on the Fund’s average daily net assets over $3 billion.

For purposes of Section 15 (a) of the Investment Company Act of 1940, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

LORD ABBETT GLOBAL FUND, INC.
BY:
Lawrence B. Stoller Vice President & Assistant Secretary

LORD, ABBETT & CO. LLC

BY:
Lawrence H. Kaplan Member and General Counsel